CareerGenie Investment Opportunity

RS Ricardo Santos
To

Reply Reply All Forward

Wed 3/20/2024 11:22 PM

Hi

As discussed, sharing the CareerGenie investment opportunity.

CareerGenie is now a mobile app that anyone can download to land their dream job guided by our AI that organizes & automates tasks in the job search journey.

Our early beta users love the product as well as our vision to make data-driven career navigation engaging and accessible. In fact, one pilot university that we tested with has already decided to switch from Handshake (our major competitor) to CareerGenie as their career support partner.

This is a big win for us as we go further into improving the job seeker experience and their career outcomes achieved through our guided journeys.

However, there's still a lot to be done to impact as many job seekers as we can. Early backing from 2 Angels that wanted to make a difference in the lives of emerging talent, helped us prove the need for a guided career navigation tool. And now, I'm reaching out to community and friends, to continue building CareerGenie and take it to the market.

To make it easier to contribute, we've set up a WeFunder campaign where you can check out our pitch and invest in us: https://wefunder.com/careergenie. Even spreading the word to your circle would mean the world to us.

If you have any questions, I'll be happy to have a chat!

See here for important legal disclosures.
https://help.wefunder.com/testing-the-waters-legal-disclosure